ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 31, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                 Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:              Aegerion Pharmaceuticals, Inc.

SEC Comment Letter dated May 26, 2016

Registration Statement on Form S-3

File No. 333-211462

Dear Ms. Hayes:

This letter is submitted on behalf of Aegerion Pharmaceuticals, Inc. (the “Company”) in response to the comment letter (the “Comment Letter”) dated May 26, 2016 issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), filed by the Company with the Commission on May 19, 2016.

For reference purposes, the Staff’s comment, as reflected in the Comment Letter, is reproduced below, and the corresponding response of the Company follows the text of such comment.

1.              We note that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the filing of the registration statement does not appear to exceed $75 million, as required by General Instruction I.B.1. of Form S-3. In this regard, please advise us as to the basis upon which you are eligible to register securities on Form S-3 at this time. If you believe that Form S-3 is available in reliance on General Instruction I.B.6., please comply with Instruction 7 to the General Instruction.

Response to Comment 1:

The Company acknowledges the Staff’s comment and advises the Staff that it is eligible to register securities on the Registration Statement pursuant to General Instruction I.B.1 because the aggregate market value of its voting and non-voting common equity held by non-affiliates exceeded $75,000,000 as of a date within 60 days prior to the date of filing the Registration Statement.  Specifically, on March 21, 2016, (a) the closing price of the Company’s common stock on the NASDAQ Global Select Market was $4.02 per share and (b) the Company had 29,472,494 shares of its common stock outstanding, of which 619,079 shares were held by the Company’s directors and executive officers. The Company does not consider any of its shareholders who are not directors or executive officers of the Company, including any such shareholders owning 5% or more of the Company’s common stock, to be “affiliates” of the Company, as that term is defined by Rule 405 of the Securities Act of 1933, as amended.  Thus, on March 21, 2016, 28,853,415 shares of the Company’s common stock were held by non-affiliates and the aggregate market value of such shares was $115,990,728, making the Company eligible to use Form S-3 pursuant to General Instruction I.B.1.

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We hope that the foregoing has been responsive to the Staff’s comment. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7921 or Zachary Blume at our offices at (617) 951-7663.

Very truly yours,

/s/ Paul Kinsella

Paul Kinsella

cc:  Benjamin Harshbarger (Aegerion Pharmaceuticals, Inc.)